Filed Pursuant To Rule 433

Registration No. 333-209926

November 1, 2016

SPDR® GOLD SHARES GLD® QUARTERLY DASHBOARD
What happened to gold in the third quarter?
Gold was flat in the third quarter as ongoing concerns over the UK’s Brexit vote were weighed against an improving backdrop of US economic data.
Brexit anxiety persisted in the EU as investors poured a record $4.7 billion into European domiciled gold ETFs which in turn provided support for bullion prices...
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GLD STATE STREET
GLOBAL ADVISORS. SPDR®
State Street Global Markets, LLC serves as the marketing agent for GLD.
IMPORTANT RlSK INFORMATION
IMPORTANT RISK INFORMATION
Investing in GLD® allows investors to take advantage of gold’s historical low correlation to stocks and bonds.
Diversification does not ensure profit or guarantee against loss.
There can be no assurance that a liquid market will be maintained for ETF shares.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Trust (“GLD”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
Not FDIC Insured * No Bank Guarantee * May Lose Value
IBG-21869
GLD STATE STREET GLOBAL ADVISORS.
SPDR®
State Street Global Markets, LLC serves as the marketing agent for GLD.
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SPDR® Gold Shares (GLD®) Quarterly Dashboard

As of September 30, 2016

by the SPDR Gold Strategy Team

What happened to gold in the third quarter?

Gold was flat in the third quarter as ongoing concerns over the UK's Brexit vote were weighed against an improving backdrop of US economic data.

Brexit anxiety persisted in the EU as investors poured a record $4.7 billion into European domiciled gold ETFs which in turn provided support for bullion prices.

However, encouraging US economic data and the subsequent increase in Fed rate hike expectations, for the December Federal Open Market Committee (FOMC) meeting, played an important role in slowing gold's positive price momentum which began in early H1 2016.

Looking ahead, gold demand in India is anticipated to improve ahead of the festival Diwali and the wedding season.

Growing uncertainty and divergence in monetary policy stances among major central banks, the US elections and persistent geopolitical tension may continue to increase strategic allocation into gold.

GLD Key Facts

$40.4B	Asset Under Management
$0.01	30-Day Liquidity: Bid/Ask Spread
$1.3B	30-Day Average Daily Volume

*As of September 30, 2016.

Source: Bloomberg Finance L.P, State Street Global Advisors

Gold Vitals

Factors	Trend	Potential Impact	30-Sep-16	52 Week High	52 Week Low
Gold Price (USD/oz)	→	→	1322.5	1366.3	1049.4
Gold Bullish Sentiment (%)	→	→	50.0	82.4	11.8
Stock Market Volatility	→	→	13.3	28.1	11.3
Gold Speculative Interest (moz)	↑	↑	32.6	32.6	0.3
Crude Oil (USD/bbl)	↑	↑	48.2	51.2	26.2
US Dollar Index	↓	↑	95.5	100.2	92.6
Gold ETF holdings (moz)	↑	↑	75.1	75.1	51.7
10-Year Treasury Yields (%)	→	→	1.59	2.34	1.36

Gold holdings in ETFs represent 25 gold ETFs

Source: Bloomberg Finance L.P., State Street Global Advisors (SSGA).

Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., Gold Bullish Sentiment (%) = Bloomberg Commodity Sentiment Gold Bullish Readings Index, Stock Market Volatility: SPX Volatility Index, Gold Spec. Interest = Gold Net Speculative Long Positions from the Commitment of Traders Report released by the CFTC, Crude Oil = Bloomberg Generic Front Month Crude Prices, US Dollar Index = The US Dollar Index. 10-Year Treasury Yields = Bloomberg US Generic Government 10 Year Yields Index. (See "Definitions" on Page 4 for details on indices or benchmarks).

Asset Class Returns and Correlations

	Returns			Correlation to Gold				
	September (%)	Trailing 3-Mo (%).	Trailing 12-Mo (%).	Q3 Correlation	Corr. over past 3 months	September	Trailing 3-Mo.	Trailing 12-Mo.
USD	-0.58	-0.71	-0.92	Moderate Negative	Strengthening	-0.36	-0.32	-0.28
10-Yr Treasuries	0.03	-0.54	5.56	Weak Positive	Weakening	0.23	0.24	0.30
Commodities	4.67	-2.56	1.43	Moderate Positive	Strengthening	0.33	0.07	0.00
Equities	0.44	4.79	9.64	Strong Positive	Strengthening	0.51	0.10	-0.16
Gold	1.01	0.13	18.72	—	—	—	—	—

Source: Bloomberg Finance L.P., SSGA.

Past performance is not a guarantee of future results.

Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., USD = The US Dollar Index, 10-Year Treasuries = The ICE U.S. Treasury 7–10 Year Bond Index, Commodities = S&P Goldman Sachs Commodity Index, Equities = MSCI ACWI Index.

STATE STREET GLOBAL ADVISORS
SPDR

WORLD GOLD COUNCIL

SPDR® Gold Shares (GLD®) Quarterly Dashboard by the SPDR Gold Strategy Team
Bullion became increasingly correlated to risk assets such as global stocks and commodities in Q3.
Figure 1: Gold and US Dollar Index
USD/oz 1,400 1,300 1,200 1,100 1,000 USD Index 110 105 100 95 90
Sep 2015 Dec 2015 Mar 2016 Jun 2016 Sep 2016
– LBMA Gold Price PM (USD/oz) (LHS) – US Dollar Index (RHS)
Source: Bloomberg Finance L.P., SSGA.
Figure 2: Gold and Equities
USD/oz 1,400 1,300 1,200 1,100 1,000
MSCI ACWI Index
500 450 400 350 300
Sep 2015 Dec 2015 Mar 2016 Jun 2016 Sep 2016
– LBMA Gold Price PM (USD/oz) (LHS) – MSCI ACWI (RHS)
Source: Bloomberg Finance L.P., SSGA.
Figure 3: Gold and Commodities
USD/oz 1,400 1,300 1,200 1,100 1,000
S&P GSCI Index
500 400 300 200 100
Sep Dec Mar Jun Sep
2015 2015 2016 2016 2016
– LBMA Gold Price PM (USD/oz) (LHS) – S&P GSCI (RHS)
Source: Bloomberg Finance L.P., SSGA
Figure 4: Gold and 10-Yr Treasury Yields
USD/oz 1,400 1,300 1,200 1,100 1,000% 3.0 2.5 2.0 1.5 1.0
Sep Dec Mar Jun Sep
2015 2015 2016 2016 2016
– LBMA Gold Price PM (USD/oz) (LHS) – US 10-yr Treasuries (RHS)
Source: Bloomberg Finance L.P., SSGA.
Past performance is not a guarantee of future results. Index performance does not represent the performance of any particular exchange traded fund.
State Street Global Advisors
2

SPDR® Gold Shares (GLD®) Quarterly Dashboard by the SPDR Gold Strategy Team

Gold Speculators have pared back from near record high long positions.

Figure 5: Stock Market Volatility


USD/oz
VIX Index
1,400
1,300
1,200
1,100
1,000
60
45
30
15
0
Sep 2015
Dec 2015
Mar 2016
Jun 2016
Sep 2016
— LBMA Gold Price PM (USD/oz) (LHS)
— VIX Index (RHS)

Source: Bloomberg Finance L.P., SSGA.

Figure 6: COMEX Positioning


Moz
USD/oz
60
30
0
-30
-60
2,100
1,800
1,500
1,200
900
Sep 2009
Jul 2011
Apr 2013
Jan 2015
Sep 2016
Long (LHS)
Short (LHS)
Net Positions (LHS)
LBMA Gold Price PM (USD/oz) (RHS)

Source: Bloomberg Finance L.P., SSGA.

Figure 7: Gold Bullish Sentiment


USD/oz
Gold Bullish %
1,400
1,300
1,200
1,100
1,000
100
75
50
25
0
Sep 2015
Dec 2015
Mar 2016
Jun 2016
Sep 2016
— LBMA Gold Price PM (USD/oz) (LHS)
— Gold Bullish Sentiment (RHS)

Source: Bloomberg Finance L.P., SSGA.

Figure 8: Gold ETF Holdings†


USD/oz
Moz
1,400
1,300
1,200
1,100
1,000
80
70
60
50
40
Sep 2015
Dec 2015
Mar 2016
Jun 2016
Sep 2016
— Gold (USD/oz) (LHS)
— Gold Holdings in ETFs (RHS)

Source: Respective ETP providers, Bloomberg, ICE Benchmark Administratoin, World Gold Council, SSGA.
Gold holdings in ETFs are represented by the securities tracked by the World Gold Council that, together, make up substantially all of the global ETF universe.

Past performance is not a guarantee of future results. Index performance does not represent the performance of any particular exchange traded fund.

State Street Global Advisors

3

SPDR® Gold Shares (GLD®) Quarterly Dashboard by the SPDR Gold Strategy Team

Figure 9: Standard Performance

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004
Quarter End								
NAV	0.98	0.03	24.14	18.25	-0.50	-4.36	7.80	9.23
Market Value	0.69	-0.70	23.83	17.57	-0.66	-4.48	7.76	9.08
LBMA Gold Price PM	1.01	0.13	24.76	18.72	-0.10	-3.97	8.23	9.67

Source: spdrs.com, as of 9/30/2016.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. Performance returns for periods of less than one year are not annualized.

The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ.

Gross Expense Ratio: 0.40% .

Definitions

Bloomberg Commodity Sentiment Gold Bullish Readings Index A weekly measure of analysts and traders who are bullish on gold that is compiled by Bloomberg News. The number of participants in the survey may vary.

Brexit An abbreviation of the term "British Exit," which refers to the UK referendum on June 23, 2016 that resulted in the country's decision to withdraw from the European Union. Under Article 50 of the EU's Lisbon Treaty, countries like the UK that vote to exit the common market must formally trigger Article 50, after which they have 24 months to officially leave the EU. Supporters of the Brexit argued that EU membership has hurt both the competitiveness of the British economy and exposed the UK to unchecked immigration into EU countries.

COMEX The main futures market for trading metals such including gold, silver, copper and aluminum.

Gold Bullish Sentiment A measure of gold market sentiment created and published by Bloomberg. The weekly survey measures the percentage of gold analysts and traders who are bullish, bearish or neutral on gold.

ICE U.S. Treasury 7–10 Year Bond Index A fixed-income benchmark created by the Intercontinental Exchange, or ICE, that focuses on debt issued by the US Department of the Treasury. The index includes only U.S. dollar denominated, fixed-rate securities that have a minimum term to maturity greater than seven years and less than or equal to 10 years.

LBMA Gold Price The LBMA Gold Price is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the participants in a physically settled, electronic and tradable auction administered by the IBA using a bidding process that determines the price of gold by matching buy and sell orders submitted by the participants for the applicable auction time.

Long Gold Positions Speculative long positions on gold and other futures are recorded in the weekly Commitment of Traders Report published by the Commodities Futures Trading Commission, or CFTC, and measure the amount of gold ounces that are represented by gold futures that will be profitable should the price of gold rise.

State Street Global Advisors 4

SPDR® Gold Shares (GLD®) Quarterly Dashboard by the SPDR Gold Strategy Team
MSCI ACWI Index MSCI ACWI Index is a free-float weighted equity index that includes companies in both emerging and developed world markets and is designed to be a proxy for most of the investable equities universe around the world.
Net Positions Net positions in gold futures and other futures markets is the difference between the number of speculative long and speculative short positions. The data, found in the weekly Commitment of Traders Report, are published by the Commodities Futures Trading Commission, or CFTC.
S&P Goldman Sachs Commodity Index, or S&P GSCI A production-weighted index launched in 1992 that tracks the performance of 24 commodity futures contracts. The index, tilts to commodities that are more heavily produced globally, so its weights more heavily to crude oil than, say, to cocoa.
Short Gold Positions Speculative short positions on gold and other futures are recorded in the weekly Commitment of Traders Report published by the Commodities Futures Trading Commission, or CFTC, and measure the amount of gold ounces that are represented by gold futures that will be profitable should the price of gold fall.
US Dollar Index The US Dollar Index (DXY) Index measures the performance of the US Dollar against a basket of currencies: the euro (EUR), the Japanese yen (JPY), the British pound sterling (GBP), the Canadian dollar (CAD), the Swiss Franc (CHF) and the Swedish krona (SEK).
US Generic Government 10 Year Yields Index A fixed-income index compiled by
Bloomberg that measures yields of generic US, on-the-run, government notes and bond indices. Yields are yield to maturity and pre-tax, are based on the ask side of the market and are updated intraday. Yields included in the index are precise to 4 decimal places.
US 10-Year Treasury Note Yield (Used in Macro Sensitivity) The interest rate paid to holders of U.S. 10 Year Treasury Notes. The rate is comprised of Generic United States on-the-run government 10 Year Treasuries. The yield quoted is yield to maturity and on a pre-tax basis.
SPX Volatility Index VIX, or CBOE Volatility Index The SPX Volatility Index, also called the VIX or the CBOE Volatility Index, is a measure of the market’s expectation of 30-day volatility. It is constructed using the implied volatilities of a wide range of S&P
500 index options.
Email: IBG-GLD@ssga.com
State Street Global Advisors 5

SPDR® Gold Shares (GLD®) Quarterly Dashboard by the SPDR Gold Strategy Team
* We define Trend as a comparison between end-of-month; 50-day; and 200-day readings for each factor. A positive trend is identified if either the end-of month reading is greater than the 50-day reading or if the 50-day reading is greater than the 200-day reading. We identify a negative trend when either the end-of month reading is less than the 50-day reading or when the 50-day reading is less than the 200-day reading. We define a flat trend as instances when the prevailing movement is neither positive nor negative.
** We define “Potential Impact” as the possible impact each of the trends may have on the price of gold.
*** Gold holdings in ETFs are represented by the securities tracked by the World Gold Council that, together, make up substantially all of the global ETF universe. ssga.com | spdrs.com For Public Use.
State Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. T: +1 617 664 7727.
State Street Global Markets, LLC, member FINRA, SIPC, One Lincoln Street, Boston, MA 02111. Investing involves risk including the risk of loss of principal.
The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor.
All material has been obtained from sources believed to be reliable. There is no representation or warranty as to the accuracy of the information and State Street shall have no liability for decisions based on such information.
The whole or any part of this work may not be reproduced, copied or transmitted or any of its contents disclosed to third parties without SSGA’s express written consent.
Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions.
Past performance is not a guarantee of future results.
The trademarks and service marks referenced herein are the property of their respective owners. Third party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data and have no liability for damages of any kind relating to the use of such data.
SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and has been sublicensed by S&P Dow Jones Indices LLC (“SPDJI” and together with its affiliates and SPFS, “S&P”) for use by State Street Global Advisors. No financial product offered by State Street Global Advisors, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation regarding the advisability of investing in such product(s) nor does S&P have any liability in relation thereto.
**** We view the correlation coefficient as a metric that measures the strength and direction of a linear relationship between two variables. We believe it measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. We consider a correlation between
-1.0 to -0.5 or 0.5 to 1.0 to be “strong;” one between -0.5 to -0.3 or 0.3 to 0.5 to be “moderate;” and one between -0.3 to -0.1 or 0.1 to 0.3 to be “weak.” We view a correlation coefficient between -0.1 to 0.1 as having “no correlation” or a “very weak” correlation.
† Gold holdings in ETFs are represented by the securities tracked by the World Gold Council that, together, make up substantially all of the global ETF universe.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Trust:
The SPDR Gold Trust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the SPDR Gold Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available here.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 T: +1 866 320 4053 spdrgoldshares.com
Not FDIC Insured • No Bank Guarantee • May Lose Value
State Street Global Advisors
© 2016 State Street Corporation. All Rights Reserved.
ID7903-IBG-21702 1016 Exp. Date: 01/31/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.